UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2018
Commission File Number 001-33922
DRYSHIPS INC.
109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.
On June 20, 2018, the Company entered into an index linked time charter for the Company's recently acquired Newcastlemax bulk carrier with an entity that may be deemed to be beneficially owned by Mr. George Economou, the Company's Chairman and Chief Executive Officer. Under the charter agreement, the Company can give 60-days advance termination notice and can then seek alternative or fixed rate employment.
The Company's Audit Committee and its Board of Directors approved the transaction based on, among other things, the rates of other Company vessels that are, or have been, on index linked time charters. No financial advisors were retained in connection with the transaction.
Separately, attached as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated July 10, 2018: DryShips Inc. Announces Fleet Update.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-216826).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRYSHIPS INC.
(Registrant)

Dated: July 10, 2018	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer